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                          November 3, 2023

       Vimal Mehta, Ph.D.
       Chief Executive Officer
       BioXcel Therapeutics, Inc.
       780 East Main Street
       Branford, CT 06405

                                                        Re: BioXcel
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 2,
2023
                                                            File No. 333-275261

       Dear Vimal Mehta:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Keith L. Halverstam